Exhibit 99.1
MAKEMYTRIP LIMITED ANNOUNCES STRONG FISCAL 2011 THIRD QUARTER RESULTS
Financial Highlights
•	Gross bookings(1) for Air ticketing and Hotels and packages combined increased by $87.2 million to $210.6 million, representing growth of 70.7% year over year.
•	Number of Transactions for Air ticketing and Hotels and packages combined increased by 58.6% year over year.
•	Revenue increased by 56.7% year over year to $35.8 million. Revenue less service cost(2) increased by $6.4 million to $17.3 million, representing a growth of 59.2% year over year.
•	Net revenue margin(3) for Air ticketing and Hotels and packages combined remained steady at 7.8%.
•
Results from operating activities improved to $1.4 million, an increase of $0.8 million from the prior year’s fiscal third quarter. Adjusted operating profit(4) improved to $1.6 million versus $0.7 million in the prior year’s fiscal third quarter.

•
Profit for the period was $1.6 million, versus $0.6 million in the prior year’s fiscal third quarter. Adjusted net income(5) was $1.8 million, representing an increase of $1.0 million from the prior year’s fiscal third quarter.

Gurgaon, India (February 10, 2011) & New York, February 9, 2011 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its third fiscal quarter ended December 31, 2010.
“Our strong financial performance reflects the robust growth in air and holiday travel during the seasonally strong quarter.” said Deep Kalra, Chairman and CEO of MakeMyTrip. “MakeMyTrip was able to deliver value to our customers as they utilized our website and services to plan and book winter holiday journeys for Diwali, Christmas, and the New Year.”

	3 Months Ended	3 Months Ended	YoY
(in thousands except EPS)	December 31, 2009	December 31, 2010	Change

Financial Summary as per IFRS
Revenue	$22,846.0	$35,792.9	56.7%
Revenue Less Service Costs(2)	$10,853.7	$17,281.4	59.2%
Air Ticketing	$8,196.1	$13,486.4	64.5%
Hotels & Packages	$2,306.6	$2,949.6	27.9%
Other	$351.0	$845.5	140.9%
Results from Operating Activities	$654.8	$1,443.3	120.4%
Adjusted Operating Profit(4)	$672.9	$1,586.5	135.8%
Income for the period	$635.4	$1,628.1	156.3%
Adjusted Net Income (5)	$763.6	$1,771.4	132.0%
Diluted Earnings per share	$0.02	$0.04
Adjusted Diluted Earnings per share(5)	$0.02	$0.05

Operating Metrics
Gross Bookings	$123,405.7	$210,605.1	70.7%
Air Ticketing	$106,964.9	$183,390.3	71.4%
Hotels & Packages	$16,440.8	$27,214.8	65.5%
Number of Transactions
Air Ticketing	477.3	759.2	59.1%
Hotels & Packages	33.3	50.7	52.2%

(1)	Represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.

(2)	Represents IFRS revenue after deducting service costs.

(3)	Revenue less service cost as a percentage of gross bookings.

(4)	Results from operating activities excluding employee share-based compensation costs.

(5)
Profit for the period excluding employee share-based compensation costs, one time IPO costs relating to listing of existing shares, interest expense on the liability portion of preference shares and changes in the fair market value of embedded derivatives in the preference shares.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (2) to (5) above. Reconciliations of non-IFRS financial measures to IFRS operating results are included at the end of this release.

Recent Developments
Acquisition of majority stake in Luxury Tours & Travel Pte Limited
On February 9, 2011, MakeMyTrip entered into a Share Purchase Agreement (SPA) with Luxury Tours & Travel Pte Limited (LTT) and its existing shareholders pursuant to which, MakeMyTrip Limited will purchase ordinary shares from the existing shareholders of LTT. The first closing date of the sale and purchase is expected to occur in April 2011, subject to receipt of necessary approvals and other customary closing conditions.
Subject to the terms of the SPA, MakeMyTrip Limited will acquire from the existing shareholders, on the first closing date, an aggregate number of ordinary shares representing approximately 79% of LTT’s fully diluted share capital for an initial purchase cash consideration of approximately US$3 million. MakeMyTrip Limited will also invest approximately US$0.75 million in addition, in one or more tranches until June 2012, for the subscription of new equity shares to be issued by LTT.
Further, MakeMyTrip Limited will acquire from the existing shareholders, their remaining shares in LTT, in three tranches over a three-year earn-out period ending June 2014. The payment under each such tranche will be made in cash, based on valuations linked to actual profitability of LTT.
Luxury Tours & Travel Pte Limited is a Singapore registered and licensed travel agency, engaged in the business of providing hotel reservations, excursion tours and other related services to inbound and outbound travelers in Singapore and the region. LTT has built strong relationships over the years with a large number of hotels and with vendors for other inbound tourism services in the region, in addition to establishing a loyal base of customers.
Deep Kalra, Chairman and CEO of MakeMyTrip Limited, said “The acquisition is a major strategic move for MMYT, since it broadens our presence in other emerging markets beyond India. South East Asia region is a highly popular destination of choice for Indian travelers; and among the biggest and fastest growing markets for our outbound tours and packages business. Through this acquisition, MMYT intends to build a position of strength in the region through strong relationships with local hotels. We also believe a stronger local presence would enable us to deliver greater value and enhanced customer service to our customers”.

Fiscal 2011 Third Quarter Financial Results
Revenue. We generated revenue of $35.8 million in the quarter ended December 31, 2010, an increase of 56.7% over revenue of $22.8 million in the quarter ended December 31, 2009.
Air Ticketing. Revenue from our air ticketing business increased by 60.9% to $13.5 million in the quarter ended December 31, 2010 from $8.4 million in the quarter ended December 31, 2009. This was due to increase in gross bookings by 71.4% partially offset by a reduction in net revenue margin from 7.7% in the quarter ended December 31, 2009 to 7.4% in the quarter ended December 31, 2010. Air ticketing net revenue margin in the quarter remained at the same level as in the previous quarter.
Hotels and Packages. Revenue from our hotels and packages business increased by 52.0% to $21.5 million in the quarter ended December 31, 2010 from $14.1 million in the quarter ended December 31, 2009. Our Revenue less service cost(2) increased by 27.9% to $2.95 million in the quarter ended December 31, 2010 from $2.31 million in the quarter ended December 31, 2009. This was due to an increase in gross bookings by 65.5%, partially offset by reduction in net revenue margin from 14.0% in the quarter ended December 31, 2009 to 10.8% in the quarter ended December 31, 2010 as net revenue margins normalized from levels experienced in fiscal 2010 when travel suppliers provided us favorable rates during the slowdown in India’s economy. Hotels and packages net revenue margins declined 110 basis points quarter to quarter, reflecting our increased promotion of new holiday packages as we continued to develop new travel destinations.
Other Revenue. Our other revenue increased to $0.8 million in the quarter ended December 31, 2010 from $0.4 million in the quarter ended December 31, 2009, primarily due to increase in sale of rail tickets, bus tickets and travel insurance.
Total Revenue less Service Cost. Our total revenue less service cost increased by 59.2% to $17.3 million in the quarter ended December 31, 2010 from $10.9 million in the quarter ended December 31, 2009 as a result of a 64.5% increase in our air ticketing revenue less service cost, as well as a 27.9% increase in our hotels and packages revenue less service cost.
Personnel Expenses. Personnel expenses increased to $3.9 million in the quarter ended December 31, 2010 from $2.4 million in the quarter ended December 31, 2009, mainly as a result of annual wage increases and increases in average employee headcount year over year in the quarter ended December 31, 2010. This growth reflects an overall increase in business as well as employee share-based compensation costs of $0.14 million in quarter ended December 31, 2010 as against $0.02 million in quarter ended December 31, 2009. Excluding employee share-based compensation costs, Personnel Expenses as a percentage of net revenue improved by 76 basis points year over year and by 337 basis points quarter to quarter to 21.5%.
Other Operating Expenses. Other operating expenses increased by 56.0% to $11.5 million in the quarter ended December 31, 2010 from $7.4 million in the quarter ended December 31, 2009, primarily as a result of an increase in payment gateway charges, advertising and business promotion expenses and outsourcing fees in line with the growth in our business. Other Operating Expenses as a percentage of net revenue improved by 139 basis points year over year and by 143 basis points quarter to quarter to 66.4%.
Results from Operating Activities. As a result of the foregoing factors, our results from operating activities improved to an income of $1.4 million in the quarter ended December 31, 2010 from an income of $0.7 million in the quarter ended December 31, 2009. Excluding the effects of our employee share-based compensation costs for both quarters ended December 31, 2010 and 2009, we would have recorded an operating profit of $1.6 million in the quarter ended December 31, 2010 and $0.7 million in the quarter ended December 31, 2009.
Net Finance Income (Costs). Our finance income increased to $0.2 million in the quarter ended December 31, 2010 from a finance cost of $(0.02) million in the quarter ended December 31, 2009, primarily due to $0.3 million in interest accrued on the liability portion of our preference shares in the quarter ended December 31, 2009.
Profit (Loss) for the period. As a result of the foregoing factors, including the effects of our employee share-based compensation costs, our profit for the quarter ended December 31, 2010 was $1.6 million as compared to a profit of $0.6 million in the quarter ended December 31, 2009. Excluding the effects of employee share-based compensation costs for both fiscal years 2010 and 2009, interest accrued on the liability portion of preference shares and changes in fair market value of embedded derivatives in the preference shares, we would have recorded a net profit of $1.8 million in the quarter ended December 31, 2010 and a net profit of $0.8 million in quarter ended December 31, 2009.
Earnings (loss) per share. Diluted earnings per share were $0.04 for the quarter ended December 31, 2010 as compared to earnings per share of $0.02 in the corresponding quarter in the prior fiscal year. Adjusted for interest accrued on the liability portion of preference shares, employee share-based compensation costs as mentioned in the preceding paragraph, diluted earnings per share were $0.05 in the quarter ended December 31, 2010, compared to $0.02 in the quarter ended December 31, 2009.

Fiscal Year 2011 Outlook
The Company continues to be optimistic with regards to its long term outlook. With the strong travel demands experienced in the third fiscal quarter, MakeMyTrip expects fiscal year 2011’s revenue less service cost to be between $59 million and $61 million.
Deep Kalra, CEO and Founder, said “MakeMyTrip is the leader in India’s rapidly growing online travel market. We believe our continuous focus on improving our customers’ booking experience, providing innovative travel products and strengthening supplier relationships will continue to make us the Indian online travel portal of choice for the growing middle class population of India.”
Conference Call
MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended December 31, 2010 beginning at 8:30 p.m. EST on February 9, 2011. To participate, please dial 1-866-242-1388 from within the U.S. or +61-2-8823-6760 from any other country. Thereafter, callers will be prompted to enter the participant passcode 39693355. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.
A telephonic replay of the conference call will be available for one week by dialing +1-866-214-5335 in the U.S. or by dialing +61-2-8235-5000 from any other country and using passcode 39693355. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.
About Non-IFRS Financial Measures
As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service cost reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
The company believes that Adjusted operating profit and Adjusted net income are useful in measuring the results of the company. The IFRS measures most directly comparable to Adjusted operating profit and Adjusted net income are Results from operating activities and Income (Loss) for the period, respectively. The company believes that adjustments to these IFRS measures (including employee stock compensation costs, interest accretion on preference stock, one-time expenses such as IPO listing fees and gain or loss in fair market value of the embedded options within preference stock) provide investors and analysts a more accurate representation of the company’s operating results.
Safe Harbor Statement
This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the company’s current expectations, assumptions, estimates and projections about the company and its industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s prospectus dated August 11, 2010, filed with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited and MakeMyTrip.com
MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, and MakeMyTrip.com Inc. The company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary website, www.makemytrip.com, and other technology-enhanced platforms, the company provides access to all major domestic full-service and low-cost airlines operating in India, all major airlines operating to and from India, over 4,000 hotels in India and a wide selection of hotels outside India, Indian Railways and several major Indian bus operators.
For more details, please contact:
INVESTOR RELATIONS
Jonathan Huang
MakeMyTrip.com Inc.
+1 (646) 405-1311
jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at March 31,	As at December 31,
	2010	2010
	(in USD)
Assets
Property, plant and equipment	3,748,180	3,764,215
Intangible assets	2,024,059	1,730,244
Trade and other receivables	413,488	468,038
Term deposits	1,295,489	10,306,062
Other non-current assets	124,126	113,234

Total non-current assets	7,605,342	16,381,793

Current tax assets	942,543	2,894,374
Trade and other receivables, net	12,036,039	12,818,277
Term deposits	13,175,915	7,199,904
Other current assets	7,532,087	18,345,303
Cash and cash equivalents	9,341,526	49,868,906

Total current assets	43,028,110	91,126,764

Total assets	50,633,452	107,508,557

Equity (Deficit)
Share capital	8,767	17,450
Share premium	11,356,522	110,733,264
Accumulated deficit	(42,510,416)	(41,722,219)
Share based payment reserve	7,061,910	4,570,860
Foreign currency translation reserve	(872,218)	(1,103,989)

Total equity (deficit) attributable to equity holders of the Company	(24,955,435)	72,495,366
Non-controlling interest	4,390	—

Total equity (deficit)	(24,951,045)	72,495,366

Liabilities
Loans and borrowings	132,103	150,126
Employee benefits	437,444	552,144
Deferred income	1,852,679	1,040,523
Derivatives	48,382	—
Other non-current liabilities	447,295	485,153

Total non-current liabilities	2,917,903	2,227,946

Bank overdraft	3,996,066	4,663,114
Loans and borrowings	40,834,795	60,031
Trade and other payables	26,467,047	26,524,609
Deferred income	814,516	823,306
Other current liabilities	554,170	714,185

Total current liabilities	72,666,594	32,785,245

Total liabilities	75,584,497	35,013,191

Total equity and liabilities	50,633,452	107,508,557

MAKEMYTRIP LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the three months ended		For the nine months ended
	December 31		December 31
	2009	2010	2009	2010
	(in USD)
Revenue
Air ticketing	8,380,028	13,486,354	23,535,528	33,756,539
Hotels and packages	14,114,980	21,461,034	38,056,930	57,704,099
Other revenue	350,956	845,483	844,964	1,883,465

Total revenue	22,845,964	35,792,871	62,437,422	93,344,103

Service cost
Procurement cost of hotel and packages services	11,808,345	18,511,481	32,025,742	49,335,663
Purchase of air tickets coupon	183,938	—	955,442	—
Personnel expenses	2,436,237	3,862,173	13,630,287	10,675,218
Other operating expenses	7,360,307	11,479,613	19,471,908	28,906,238
Depreciation and amortization	402,304	496,318	1,149,721	1,399,133

Result from operating activities	654,833	1,443,286	(4,795,678)	3,027,851

Finance income	524,792	373,990	1,504,221	1,077,414
Finance costs	544,815	190,372	1,636,971	2,962,619

Net finance income (costs)	(20,023)	183,618	(132,750)	(1,885,205)

Profit (Loss) before tax	634,810	1,626,904	(4,928,428)	1,142,646
Income tax benefit (expense)	547	1,209	(2,838)	—

Profit (Loss) for the period	635,357	1,628,113	(4,931,266)	1,142,646

Other comprehensive income (loss)
Foreign currency translation differences on foreign operations	396,663	(341,406)	1,151,027	(231,830)
Defined benefit plan actuarial losses	—	—	—	(33,640)

Other comprehensive income (loss) for the period, net of tax	396,663	(341,406)	1,151,027	(265,470)

Total comprehensive income (loss) for the period	1,032,020	1,286,707	(3,780,239)	877,176

Profit (Loss) attributable to:
Owners of the Company	635,233	1,626,263	(4,930,677)	1,140,426
Non-controlling interest	124	1,850	(589)	2,220

Profit (Loss) for the period	635,357	1,628,113	(4,931,266)	1,142,646

Total comprehensive income (loss) attributable to:
Owners of the Company	1,031,828	1,284,936	(3,779,848)	875,021
Non-controlling interest	192	1,771	(391)	2,155

Total comprehensive income (loss) for the period	1,032,020	1,286,707	(3,780,239)	877,176

Earnings (Loss) per share
Basic	0.04	0.05	(0.28)	0.04
Diluted	0.02	0.04	(0.28)	0.04

Weighted average number of shares
Basic	17,542,120	34,869,630	17,514,240	26,137,581
Diluted	31,598,040	36,502,278	17,514,240	27,771,648

MAKEMYTRIP LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
					Foreign
				Share based	currency		Non-
	Share	Share	Accumulated	payment	translation		controlling	Total equity
	capital	premium	deficit	reserve	reserve	Total	interest	(deficit)

Balance as at April 1, 2010	8,767	11,356,522	(42,510,416)	7,061,910	(872,218)	(24,955,435)	4,390	(24,951,045)
Total comprehensive income (loss) for the period
Profit (Loss) for the period	—	—	1,140,426	—	—	1,140,426	2,220	1,142,646

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	(231,771)	(231,771)	(59)	(231,830)
Defined benefit plan actuarial gains (losses), net of tax	—	—	(33,634)	—	—	(33,634)	(6)	(33,640)

Total other comprehensive income (loss)	—	—	(33,634)	—	(231,771)	(265,405)	(65)	(265,470)

Total comprehensive income (loss) for the period	—	—	1,106,792	—	(231,771)	875,021	2,155	877,176

Transactions with owners, recorded directly in equity Contributions by owners
Share-based payment	—	—	—	450,316	—	450,316	—	450,316
Issue of ordinary shares on exercise of share options	444	4,157,554	—	(2,941,366)	—	1,216,632	—	1,216,632
Convertible and redeemable preference shares converted to ordinary shares at initial public offering	6,162	41,179,783	—	—	—	41,185,945	—	41,185,945
Issue of ordinary shares through initial public offering, net of issuance costs	2,077	54,039,405	—	—	—	54,041,482	—	54,041,482

Total contributions by owners	8,683	99,376,742	—	(2,491,050)	—	96,894,375	—	96,894,375

Changes in ownership interests in subsidiaries that do not result in a loss of control
Acquisition on non-controlling interest	—	—	(318,595)	—	—	(318,595)	(6,545)	(325,140)

Total changes in ownership interest in subsidiaries	—	—	(318,595)	—	—	(318,595)	(6,545)	(325,140)

Total transactions with owners	8,683	99,376,742	(318,595)	(2,491,050)	—	96,575,780	(6,545)	96,569,235

Balance as at December 31, 2010	17,450	110,733,264	(41,722,219)	4,570,860	(1,103,989)	72,495,366	—	72,495,366

MAKEMYTRIP LIMITED
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the nine months ended December 31
	2009	2010
	(in USD)
Profit (loss) for the period	(4,931,266)	1,142,646
Adjustments for Non Cash Items	7,935,846	3,774,390
Change in working capital	3,963,795	(14,913,418)

Net cash from (used in) operating activities	6,968,373	(9,996,380)

Net cash from (used in) investing activities	3,784,500	(2,204,721)

Net cash from (used in) financing activities	(119,648)	52,481,221

Increase (Decrease) in cash and cash equivalents	10,633,224	40,280,120
Cash and cash equivalents at beginning of the period	(2,442,385)	5,345,460
Effect of exchange rate fluctuations on cash held	(570,312)	(419,788)

Cash and cash equivalents at end of the period	7,620,527	45,205,792

MAKEMYTRIP LIMITED
RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

	Three months ended December 31
	Air ticketing		Hotels and packages		Others		Total
	2009	2010	2009	2010	2009	2010	2009	2010

Revenue	8,380,028	13,486,354	14,114,980	21,461,034	350,956	845,483	22,845,964	35,792,871

Less:
Service cost	183,938	—	11,808,345	18,511,481	—	—	11,992,283	18,511,481

Revenue less service cost	8,196,090	13,486,354	2,306,635	2,949,553	350,956	845,483	10,853,681	17,281,390

	Nine months ended December 31
	Air ticketing		Hotels and packages		Others		Total
	2009	2010	2009	2010	2009	2010	2009	2010

Revenue	23,535,528	33,756,539	38,056,930	57,704,099	844,964	1,883,465	62,437,422	93,344,103

Less:
Service cost	955,442	—	32,025,742	49,335,663	—	—	32,981,184	49,335,663

Revenue less service cost	22,580,086	33,756,539	6,031,188	8,368,436	844,964	1,883,465	29,456,238	44,008,440

	For the three months ended		For the nine months ended
Reconciliation of Adjusted Operating Profit (Loss)	December 31		December 31
(Unaudited)	2009	2010	2009	2010
	(in USD)
Result from operating activities as per IFRS	654,833	1,443,286	(4,795,678)	3,027,851
Add: Employee share-based compensation costs	18,063	143,256	6,624,336	450,316

Adjusted Operating Profit (Loss)	672,896	1,586,542	1,828,658	3,478,167

	For the three months ended		For the nine months ended
Reconciliation of Adjusted Net Income (Loss)	December 31		December 31
(Unaudited)	2009	2010	2009	2010
	(in USD)
Income (Loss) for the period as per IFRS	635,357	1,628,113	(4,931,266)	1,142,646
Add: Employee share-based compensation costs	18,063	143,256	6,624,336	450,316
Add: IPO cost related to listing of existing shares	—	—	—	2,086,583
Less: Gain on change in fair market value of derivatives	(166,862)	—	(243,558)	(48,382)
Add: Interest accretion on preference stock	277,036	—	819,923	426,291

Adjusted Net Income (Loss)	763,594	1,771,369	2,269,435	4,057,454

Adjusted Earning (Loss) per share
Diluted	0.02	0.05	0.07	0.15

MAKEMYTRIP LIMITED
OPERATING DATA

	For the three months ended		For the nine months ended
	December 31		December 31
	2009	2010	2009	2010
	(in thousands, except percentages)
Number of transactions
Air ticketing	477.3	759.2	1288.5	1,970.6
Hotels and packages	33.3	50.7	81.6	124.7

Revenue less service cost:
Air ticketing	8,196.1	13,486.4	22,580.1	33,756.5
Hotels and packages	2,306.6	2,949.6	6,031.2	8,368.4
Other revenue	351.0	845.5	845.0	1,883.5

	10,853.7	17,281.4	29,456.3	44,008.4

Gross Bookings
Air ticketing	106,964.9	183,390.3	290,713.1	468,483.5
Hotels and packages	16,440.8	27,214.8	43,152.0	72,753.6

	123,405.7	210,605.1	333,865.1	541,237.1

Net revenue margins
Air ticketing	7.7%	7.4%	7.8%	7.2%
Hotels and packages	14.0%	10.8%	14.0%	11.5%
Combines net revenue margin for air ticketing and hotels and packages	8.5%	7.8%	8.6%	7.8%